Exhibit 21.1

SUBSIDIARIES OF PIMCO CAPITAL SOLUTIONS BDC CORP.

Name of Subsidiary	Jurisdiction of Organization of Subsidiary

Emerald CS LLC Delaware	Delaware

Ruby CS LLC Delaware	Delaware

Amber CS LLC Delaware	Delaware

Citrine CS LLC Delaware	Delaware

Diamond CS LLC Delaware	Delaware

Opal CS LLC Delaware	Delaware

Quartz CS LLC Delaware	Delaware

Jade CS LLC Delaware	Delaware

Pearl CS LLC Delaware	Delaware

Sapphire CS LLC Delaware	Delaware

Topaz CS LLC Delaware	Delaware